ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

DATED FEBRUARY 22, 2010)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-165024

Equinix, Inc.

$750,000,000 8.125% Senior Notes due 2018

Final Term Sheet

February 26, 2010

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Final Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

Issuer:	Equinix, Inc.

Securities:	8.125% Senior Notes due 2018 (“Notes”)

Amount:	$750,000,000, which amount represents an increase of $250,000,000 from the Preliminary Prospectus

Coupon (Interest Rate):	8.125%

Yield:	8.125%

Spread to Benchmark Treasury:	488 bps

Benchmark Treasury:	3.50% due February 15, 2018

Benchmark Treasury Price and Yield:	101-23 and 3.25%

Scheduled Maturity Date:	March 1, 2018

Public Offering Price:	100.00% plus accrued interest, if any, from March 3, 2010

Gross Proceeds:	$750,000,000

Underwriting Discount:	1.75% per note, $13,125,000 in the aggregate

Net Proceeds to Issuer before Estimated Expenses:	$736,875,000

Net Proceeds to Issuer after Estimated Expenses:	$736,275,000

Payment Dates:	March 1 and September 1 of each year, commencing on September 1, 2010

Record Dates:	February 15 and August 15 of each year

Ratings*:

Moody’s	Ba2

Standard and Poor’s	B+

Make-Whole Spread Over Treasuries:	50 bps

Redemption	At any time prior to March 1, 2013, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) outstanding under the Indenture, at a redemption price equal to 108.125% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

(1) at least 65% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

On or after March 1, 2014, the Company may redeem all or a part of the notes, on any one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Redemption price of the notes
2014	104.0625%
2015	102.0313%
2016 and thereafter	100.00%

At any time prior to March 1, 2014, the Company may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of Holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such Redemption Date of (i) the redemption price of the note at March 1, 2014 (such redemption price being set forth in the table appearing above under the caption “—Redemption”), plus (ii) all required interest payments due on the note through March 1, 2014 (excluding accrued but unpaid interest, if any, to, but not including, the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to March 1, 2014; provided, however, that if the period from the Redemption Date to March 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

CUSIP:	29444U AJ5

ISIN:	US29444UAJ51

Distribution:	SEC Registered (Registration No. 333-165024)

Listing:	None

Trade Date:	February 26, 2010

Settlement Date:	March 3, 2010 (T+3) closing date, the 3rd business day following the date hereof.

Changes from Preliminary Prospectus:	The following changes have been made in the Preliminary Prospectus. Other financial information in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Table of Contents

The following line item in the table under “Table of Contents” has changed as follows:

Underwriting (Conflicts of Interest)	133

Summary—The Offering

The first sentence in the second paragraph under “Summary—The Offering—Ranking” is replaced with the following:

At December 31, 2009, after giving pro forma effect to the offering, we would have had total consolidated indebtedness of approximately $2.2 billion, none of which was secured indebtedness of Equinix.

The following item is added to “Summary—The Offering”:

Conflicts of Interest	Because Goldman, Sachs & Co. and/or its affiliates beneficially own more than 10% of our common stock prior to the closing of this offering, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc., or NASD) (“FINRA”). Because all of the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that does have a conflict of interest, and meet the requirements of NASD Rule 2720(f)(12)(E), FINRA does not require that we use a qualified independent underwriter for this offering.

Summary – Summary Consolidated Financial Data

As of December 31, 2009 As Adjusted (3)
(dollars in thousands)
Cash, cash equivalents and short-term and long-term investments	$1,340,642
Total Assets	3,788,150
8.125% senior notes due 2018 offered hereby	750,000
Total debt	2,234,969
Total liabilities	2,605,667
Senior debt to adjusted EBITDA ratio(5)	3.3x
Total debt to adjusted EBITDA ratio(6)	5.5x
Net debt to adjusted EBITDA ratio(7)	2.2x
Adjusted EBITDA to interest expense ratio(8)	3.0x

(3) Reflects the sale of the notes offered hereby, after deducting underwriting discounts and estimated offering expenses, and excludes the effect of the proposed acquisition by Equinix of Switch and Data. For pro forma information giving effect to the proposed acquisition by us of Switch and Data, see “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements.”

(5) Senior debt to adjusted EBITDA ratio is presented as senior debt (which is total debt less convertible debt) divided by adjusted EBITDA.

(6) Total debt to adjusted EBITDA ratio is presented as total debt divided by adjusted EBITDA.

(7) Net debt to adjusted EBITDA ratio is presented as total debt less cash, cash equivalents and short-term and long-term investments divided by adjusted EBITDA.

(8) Adjusted EBITDA to interest expense ratio is presented as adjusted EBITDA divided by interest expense.

Use of Proceeds

The first sentence under “Use of Proceeds” is replaced with the following:

We estimate that we will receive net proceeds of approximately $736.3 million from the offering, after deducting the underwriters’ discount and commissions and estimated offering expenses.

Capitalization

The following line items in and footnotes to the table under “Capitalization” have changed as follows:

	As of December 31, 2009 As Adjusted (1)
	(dollars in thousands)
Cash, cash equivalents and investments (2)	$1,340,642	(3)
8.125% senior notes due 2018 offered hereby	750,000
Total long-term debt	2,169,605
Total capitalization	3,352,088

(1) Excludes the effect of the proposed acquisition by Equinix of Switch and Data. See “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements.”

(2) Amount includes $9.8 million of long-term investments and $248.5 million of short-term investments, which primarily consist of investments in U.S. government and agency obligations, money markets and corporate bonds.

(3) As of December 31, 2009, after giving pro forma effect to the adjustments noted above and our planned acquisition of Switch and Data, cash, cash equivalents and investments would have been $1.1 billion.

Underwriting

The following changes are made to “Underwriting”:

The table in the fifth paragraph of “Underwriting” is replaced with the following:

Paid by Equinix, Inc.
Per note	98.25%

The tenth paragraph of “Underwriting” is replaced with the following:

Conflicts of Interest

Because Goldman, Sachs & Co. and/or its affiliates beneficially own more than 10% of our common stock prior to the closing of this offering, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc., or NASD) (“FINRA”). Because all of the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that does have a conflict of interest, and meet the requirements of NASD Rule 2720(f)(12)(E), FINRA does not require that we use a qualified independent underwriter for this offering.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc. at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at: 800-831-9146 or from J.P. Morgan Securities Inc. at the following address: 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245 Attention: Chase Distribution & Support Service Northeast Statement Processing or by calling toll-free at: 866-430-0686.

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